American Oil & Gas, Inc.
1050 Seventeenth St., Suite 2400
Denver, Colorado 80265
July 24, 2009
Mr. H. Roger Schwall
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
American Oil & Gas, Inc. (“American”), Commission file no. 001-31900,
Form 10-K for Fiscal Year Ended December 31, 2008, Filed March 16, 2009,
Form 10-K/A for Fiscal Year Ended December 31, 2008, Filed April 24, 2009, and
Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009

Dear Mr. Schwall:
American is submitting this letter in response to your June 30, 2009 letter with comments to the above referenced documents (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter.
American respectfully requests permission to withhold the filing of amendments to the above filings until we have received your comments to these responses. American believes that this approach will not unduly prejudice the investment public.
Form 10-K for the Fiscal Year Ended December 31, 2008
1.
General: Where comments on one filing impact disclosure that appears in another, please make corresponding changes to the related disclosures in all filings. That will eliminate the need for us to issue repetitive comments.

Response: American acknowledges the comment. We will make corresponding changes to the related disclosures in forthcoming filings.
2.	Customers, page 5: Disclose the percentage of oil and gas sales that each of the named customers accounted for in each of the years you list.
Response: In a second amendment to the Form 10-K, we will revise the Customers section to provide such disclosures. The revised Customer section would read as follows:
During calendar year 2008, we had three major customers accounting for 63% of oil and gas sales that year: DCP Midstream LLC (31%), Shell Trading (US) Company (17%) and Wyoming Refining Company (15%). During 2007, we had four major customers accounting for 81% of our oil and gas sales that year: DCP Midstream LLC (36%), Wyoming Refining Company (19%), Shell Trading (US) Company (13%) and Nexen Marketing U.S.A., Inc. (13%). Because there are other purchasers that are capable of and willing to purchase our oil and gas and because we have the option to change purchasers on our properties if conditions so warrant, we believe that our oil and gas production can be sold in the market in the event that it is not sold to our existing customers, but in some circumstances a change in customers may entail significant transition costs and/or shutting in or curtailing production for weeks or even months during the transition to a new customer.
During 2006, we had one major customer: Eighty Eight Oil, LLC. Sales to this customer accounted for approximately 71% of oil and gas sales in 2006 and related to properties we sold in 2006.
3.
Risk Factors, page 10: The generic reference to risks “set forth . . . in documents incorporated by reference” does not meet the standards for incorporation by reference set forth in Rule 411. Please revise the disclosure accordingly, specifying precisely which portions of which documents you intend to incorporate by reference. In the alternative, eliminate the reference, and make clear that you include in this section all known, material risks.

Response: In a second amendment to the Form 10-K for fiscal year ended December 31, 2008, we will revise the Risk Factors section to specifically incorporate documents referenced in the Form 10-K. The revised Risk Factors’ opening paragraph would read as follows:
You should be aware that the occurrence of any of the events described in this section and elsewhere in this annual report or in any other of our filings with the SEC could have a material adverse effect on our business, financial position, liquidity and results of operations. In evaluating our company, you should consider carefully, among other things, the factors and the specific risks set forth below and in documents we specifically incorporate by reference in this Form 10-K. This annual report contains “forward-looking statements” that involve risks and uncertainties. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our common shares. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline, and you may lose all or part of your investment. To better appreciate this discussion of risks, we encourage you to first read the descriptions of our business and assets in Item 2 “Properties” of this Part I and Part 2 of this Form 10-K.
4.
Signatures, page 44: Ensure that all required individuals have signed and that all required capacities have been specified. In that regard, you do not identify the individual signing in the capacity of controller or principal accounting officer, as General Instruction D(2)(a) of Form 10-K requires. See also General Instruction D(2)(b).

Response: All required individuals have signed and all required capacities were specified except that Joseph Feiten was not named as American’s principal accounting officer. American will make the corresponding change to the signature pages in the forthcoming amendment to the Form 10-K for fiscal year ended December 31, 2008.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
5.
Directors, Executive Officers, and Corporate Governance, page 2: Please expand your disclosure to include the specific information required by Item 401(e) of Regulation S-K. Provide the month and year for each position held by each director and executive officer during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard. Among sketches requiring revision are those you provide for Messrs. Whitney (clarifying whether he continues to serve as President and CEO of Colorado Interstate Gas); Hobbs (clarifying whether the consulting services you describe were all performed in his capacity as managing member of ECA); and Feiten (clarifying his experience in the balance of 2006 prior to joining American Oil and subsequent to the four-month post-acquisition transition period).

Response: American acknowledges the comment. We will revise the biographies accordingly as set forth below.
Jon R. Whitney has served as a director since February 2005. Mr. Whitney began his employment with Colorado Interstate Gas Company, a natural gas transmission company, on October 1, 1968 as an accountant and in 1970 was promoted to accounting supervisor. Mr. Whitney joined the regulatory area in 1971 and in 1973 was promoted to Vice President, Regulatory Affairs and Controller. He was subsequently promoted to Senior Vice President and then Executive Vice President, with the additional responsibilities of Administration, Marketing, Engineering and Operations. In 1990, he was promoted to President and Chief Executive Officer and ultimately held various officer positions with 15 different companies within the corporate family until a merger with the El Paso Corporation in 2001. He also has held committee positions with the Interstate Natural Gas Association of America and the American Gas Association and has held directorships with several outside companies and community organizations. Prior to his employment with Colorado Interstate Gas Company, he was a Certified Public Accountant in private practice. Since 2001, Mr. Whitney has been a member of Peak Energy Ventures, LLC, a natural gas consulting company.

C. Scott Hobbs has served as a director since July 2008. Mr. Hobbs has been in the energy industry for over 30 years and is presently the managing member of his consulting firm, Energy Capital Advisors, LLC. Over the last eight years as a principal of Energy Capital Advisors, LLC and Peak Energy Ventures, LLC, Mr. Hobbs has provided consulting and advisory services to state government, investment bankers, private equity firms, and other investors evaluating major projects, acquisitions, and divestitures principally involving oil and gas pipelines, processing plants, power plants, and gas distribution assets. He presently serves as a director of Buckeye Partners, L.P. and CVR Energy, Inc., both public reporting companies. From February 2005 until March 2006, Mr. Hobbs served as Executive Chairman of Optigas, Inc., and prior to that from January 2004 until February 2005 as President and Chief Operating Officer of Evergreen Energy Inc. (f/k/a Kfx, Inc.). From 1977 until 2001 he worked for the Coastal Corporation last serving as Executive Vice President and Chief Operating Officer for Colorado Interstate Gas and its affiliate pipeline operations in the Rocky Mountain region. In his different positions at Coastal’s pipeline subsidiaries, Mr. Hobbs was responsible for operations, engineering, regulatory compliance, and all commercial activities including gas transportation and storage, gathering and processing, gas production and development, and merchant activities. Prior to joining the Coastal Corporation, Mr. Hobbs worked for Price Waterhouse and Co. in New Orleans, LA. He received a Bachelor of Science degree in Accounting from Louisiana State University and holds a CPA license in inactive status.
Joseph B. Feiten, 57, has served as Chief Financial Officer since June 29, 2006. A Certified Public Accountant for the past 35 years, Mr. Feiten served as Chief Financial Officer for publicly traded Tipperary Corporation from June 2002 until its acquisition by Santos, Ltd in late October 2005, for $466 million. Tipperary was a Denver-based independent oil and natural gas exploration, development and production company. From November 2005 through February 2006, Mr. Feiten was employed by Santos USA, as Vice-President of Accounting for Tipperary Corporation to assist in the transition of Tipperary operations to subsidiaries of Santos, Ltd. From March 2006 through June 28, 2006, Mr. Feiten was taking time off for family and church activities. He also provided accounting consulting services to American from April 24, 2006 through May 11, 2006. From June 1974 through May 2000, Mr. Feiten was a CPA with PricewaterhouseCoopers, serving 18 of the last 20 years there as a national or global director in its energy and mining program. Mr. Feiten holds a BSBA in accounting and an MBA from the University of Denver. He is the co-author of the 4th (1996) and 5th (2000) editions of Petroleum Accounting Principles, Procedures, & Issues, the world’s leading reference book on U.S. financial accounting rules for the exploration, development and production of oil and natural gas.
6.
Compensation Discussion and Analysis, page 4 and Compensation Philosophy, page 5: We note your disclosure that you related total compensation for each named executive officer to “overall company performance” and “individual performance”. Provide a quantitative and qualitative discussion of all the terms of the necessary company and individual performance targets to be achieved for your named executive officers to earn each element of their compensation. Please disclose the specific company and individual performance targets used to determine compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). General statements regarding the levels of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing the likelihood of achieving these target levels or other factors, provide as much detail as necessary.

Response: American acknowledges the comment. We will revise the Compensation Discussion and Analysis section as set forth below.

Compensation Discussion and Analysis
The following discussion and analysis of compensation arrangements of our named executive officers for 2008 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.
Compensation Philosophy
Our overall compensation philosophy is to provide a compensation package that enables us to attract, retain and motivate named executive officers (“NEOs”) to achieve our short-term and long-term business goals. Consistent with this philosophy, the following goals provide a framework for our NEO compensation program:
• Pay competitively to attract, retain and motivate NEOs;
• Relate total compensation for each NEO to overall company performance as well as individual performance;
• Aggregate the elements of total compensation to reflect competitive market requirements and to address strategic business needs;
• Expose a portion of each NEO’s compensation to risk, the degree of which will positively correlate to the level of the NEO’s responsibility and performance; and
• Align the interests of our NEOs with those of our stockholders.
Executive Compensation Program Overview
The executive compensation package available to our named executive officers is comprised of:
• base salary;
• cash bonuses at the discretion of our board of directors;
• long-term incentive compensation; and
• other welfare and health benefits.
All elements of our compensation are valued and compared, although for 2008 we did not establish specific company and individual target performance goals in determining the compensation for our executives. Our direct competitive energy peer group was compiled by selecting companies with similar market capitalization and complexities to ours. We utilize a combination of pay information derived from industry data which is supplemented with related energy industry data, derived from public documents, for executive positions. Our energy peer group is comprised of 17 companies with their primary business being exploration and production of oil and natural gas. Some of the companies we focus on when using this data are: Aurora Oil & Gas Corporation, Brigham Exploration Company, Cano Petroleum, Double Eagle Petroleum Co., Kodiak Oil & Gas Corp., Teton Energy Corporation, and Gasco Energy, Inc.
The components of compensation, discussed in more detail below, are compared to our energy peer group and the data from our compensation surveys. In some instances, due to the competitive environment that we operate in and the experience and qualifications of the individual executive, we may pay above the median and, in other cases, below the median.
Base Salary
Base salary is designed to provide competitive levels of base compensation to our executives and be reflective of their experience, duties and scope of responsibilities. We pay competitive base salaries required to recruit and retain executives of the quality that we must employ to ensure the success of our Company. The Company’s compensation committee, which is comprised of all non-employee directors, determines the appropriate level and timing of increases in base compensation for the NEOs.

In making determinations of salary levels for the named executives, the compensation committee considers the entire compensation package for executive officers, including the equity compensation provided under long-term compensation plans. The Company intends for the salary levels to be consistent with competitive practices of comparable institutions and each executive’s level of responsibility. The compensation committee determines the level of any salary increase after reviewing:
• the qualifications, experience and performance of the particular executive officer;
• the compensation paid to persons having similar duties and responsibilities in other competitive institutions; and
• the nature of the Company’s business, the complexity of its activities and the importance of the executive’s experiences to the success of the business.
The compensation committee reviews a survey of compensation paid to executive officers performing similar duties for oil and natural gas companies to establish proper base salary targets for each key position. The compensation committee reviews and adjusts the base salaries of the Company’s executive officers when deemed appropriate.
Cash Bonuses
Cash bonus awards are an important periodic tool in rewarding individual performance that is aligned with the objective of increasing stockholder value. Cash bonuses also help, in addition to other parts of an overall compensation package, to attract and retain executive officers. On a periodic basis, cash bonuses may be awarded to executive officers based on a subjective evaluation of the performance of the Company and such individual. Cash bonuses are discretionary and not awarded pursuant to a formal plan or an agreement with any executive officer.
Equity Awards
Equity awards for our executives are granted from our 2004 Stock Option Plan (the “2004 Plan”) and our 2006 Stock Incentive Plan (the “2006 Plan,” and together with the 2004 Plan, the “Plans”). The compensation committee grants awards under the Plans in order to align the interests of the named executive officers with our stockholders, and to motivate and reward the named executive officers to increase the stockholder value of the Company over the long term.
Under the 2004 Plan and 2006 Plan, the Company had at December 31, 2008, 2,690 shares of our common stock and 649,400 shares of our common stock, respectively, eligible for issuance as awards to employees, officers, and directors of the Company and its related companies, as well as to other persons who provide services to the Company. The Plans provide for the grant of all equity awards to officers and directors; grants may include, but are not limited to, awards of stock options, restricted stock awards and restricted stock unit awards.
Executive management and the compensation committee believe that stock ownership is a significant incentive in aligning the interests of employees and stockholders, building stockholder value and retaining the Company’s key employees.
Health and Welfare Benefits
All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical and dental coverage. We provide these benefits to meet the health and welfare needs of employees and their families.

7.
Base Salary, page 5: We note your disclosure that the Company intends its salary level to be “consistent with competitive practices of comparable institutions and each executive’s level of responsibility”. You further state that your compensation committee considers the “compensation paid to persons having similar duties and responsibilities in other competitive institutions” and reviews “a survey of compensation paid to executive officers performing similar duties for oil and natural gas companies.” Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise the group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters.

Response: American acknowledges the comment. Please see our response to Comment #6.
8.
Security Ownership of Certain Beneficial Owners, page 10: Revise the tabular disclosure to identify those natural persons with the power to vote or dispose of the shares listed as held by the various entities you list.

Response: American will revise the tabular disclosure to identify those natural persons with the power to vote or dispose share listed as held by the various entities listed. Our proposed disclosure is set forth below and will be included in each entities respective footnote. In addition, North Finn LLC’s previously reported beneficial ownership of our common stock will be revised from 3,879,225 to 2,910,000 shares because such ownership inadvertently included shares beneficially owned by individuals who are members of North Finn LLC.
Wellington Management Company, LLP (“Wellington Management”), in its capacity as investment adviser, may be deemed to beneficially own 3,021,625 shares of American which are held of record by clients of Wellington Management.
Either of North Finn LLC’s two managers, Wayne Neumiller or Mike Neumiller (the “Managers”) have the power to exercise North Finn LLC’s option to acquire 2,900,000 shares of our common stock and to vote or dispose of such shares if acquired. As of June 1, 2009, North Finn LLC owns 10,000 shares of our common stock, of which either Manager has the power to vote or dispose.
Form 10-Q for the quarterly period ended March 31, 2009:
9.
Short-term investments, page 8: We note your short-term investments consist of auction-rate securities with a carrying value of $5 million at March 31, 2009. We also note you have recorded an other-than-temporary loss of $300,000, and a temporary loss of $250,000 on these investments. Please tell us and disclose in more detail your methodology for determining how these investments are impaired on a temporary or permanent basis. Further, provide more current detail on these investments including the key terms of each security, including maturity dates.

Response: American acknowledges the comment. Below is a description of our methodology for determining how the investments are impaired on a temporary or permanent basis, including, more current detail regarding the key terms of each security.
Auction-rate Preferred Shares (“ARPS”) owned by American have a total par value and carrying value (estimated fair value) for March 31, 2009 and December 31, 2008 as follows:

	March 31,	December 31,
	2009	2008
Total par value	$5,550,000	$5,750,000
Carrying value (and estimated fair value)	$5,000,000	$5,450,000
Total Loss	$550,000	$300,000
Of the $550,000 in unrealized loss at March 31, 2009, $300,000 was regarded in 2008 as other-than-temporary and recognized in the 2008 Statement of Operations. The other $250,000 in unrealized loss arose as of March 31, 2009 and is viewed by our management as a temporary loss, recorded in Other Comprehensive Loss.

The methodology at March 31, 2009 for determining how the investments are impaired on a temporary or permanent basis is the same as at December 31, 2008, as disclosed in more detail in Note 4 of the Form 10-K; however, the ARPS fair value at March 31, 2009 decreased by $250,000 due in large part to the failure of Calamos funds to announce redemption of ARPS prior to American’s filing of the Form 10-Q nearly three months after the SEC granted the Calamos funds exemptive relief to use debt to redeem fund ARPS.
The other-than-temporary loss of $300,000 recognized by American at December 31, 2008 reflected management’s expectation that American would liquidate all its ARPS before the end of 2009, with $2,325,000 of Calamos ARPS redeemed at par value and with a small portion of the remaining ARPS ($3,425,000 par value) being redeemed as well in 2009 and the remainder sold at a discount approximating the $300,000 loss.
For estimating the fair value of Calamos ARPS at March 31, 2009, American’s management considered, among other factors, (i) the February 10, 2009 SEC order granting exemptive relief allowing the Calamos funds to use debt to redeem all remaining ARPS, (ii) the February 13, 2009 Calamos statement regarding the SEC order, and (iii) the failure of Calamos to issue a press release by May 9, 2009 with further news on whether the ARPS would be redeemed. As a result of our consideration of these factors, management no longer expected the Calamos ARPS to be redeemed timely (within six to nine months) and no longer viewed Calamos ARPS as having a fair value at March 31, 2009 closely approximating par value. Rather, management estimated the $2,325,000 of Calamos ARPS to have a fair value closer to 90% of par value, similar to our valuations for the non-Calamos ARPS at December 31, 2008 and March 31, 2009. We conservatively recorded an additional reduction in fair value of $250,000; however, in expectation of Calamos redemptions by March 31, 2010, we classified the $250,000 loss as temporary.
Current detail:
Eleven days after we filed our Form 10-Q for the quarter ended March 31, 2009, Calamos announced its funds had board approvals to redeem all remaining ARPS and that the funds would announce shortly the redemption dates. In June, $1,300,000 of our Calamos ARPS was redeemed at par value. Another $325,000 was redeemed at par value on July 23, 2009. The redemption date for the remaining $700,000 of our Calamos ARPS is to be announced “shortly” per a Calamos press release on July 6, 2009. The June 30, 2009 fair value of the $3,150,000 of non-Calamos ARPS we hold is approximately $250,000 below par value (compared with $300,000 at March 31, 2009). American expects to show a temporary net gain of $50,000 in Other Comprehensive Income in the forthcoming Form 10-Q for the quarterly period ended June 30, 2009.
As previously disclosed in Note 4 of our Form 10-K for fiscal year-ended December 31, 2008, all of the ARPS we own are in closed-end taxable mutual funds. None of the preferred shares have maturity dates. If a fund’s total assets have a value of less than 200% of the fund’s ARPS par value, then the fund is required by law to quickly restore the asset coverage ratio to at least 200%. Usually this is done by selling sufficient fund investments to redeem enough ARPS. Otherwise, redemption of ARPS is at the discretion of the fund.
The following ARPS were owned by us at March 31, 2009 and are owned on July 24, 2009:

	ARPS	At 3/31/09	At 7/24/09
Closed-end Taxable Mutual Fund ("Symbol")	Series	(par value)	(par value)
Calamos Strategic Total Return (“CSQ’)	TU, TH, A	$1,300,000	$0
Calamos Convertible & High Income (“CHY”)	A	325,000	0
Calamos Conv. Opportunity & Income (“CHI”)	TH28	700,000	700,000

Subtotal, Calamos ARPS (redeemed or being redeemed shortly)		2,325,000	700,000

Evergreen Income Advantage (“EAD”)	W28	1,200,000	1,200,000
Advent Claymore Conv Secs & Inc (“AVK”)	TH28	950,000	950,000
Advent Claymore Conv Secs & Inc (“AVK”)	W28	125,000	125,000
Blackrock Prfd. Income Strategies (“PSY”)	TH28	350,000	300,000
Blackrock Prfd. Opportunity (“BPP”)	W7	200,000	175,000
Pioneer High Inc Trust (“PHT”)	TH7	400,000	400,000

Subtotal, non-Calamos ARPS we own		3,225,000	3,150,000

Total ARPS owned by American		$5,550,000	$3,850,000

*	The changes in par value from March 31, 2009 to July 24, 2009 were entirely due to fund redemptions of ARPS at par value.

The “W28” and “TH28” ARPS series pay dividends every 28 days on a Wednesday or Thursday. Due to the failure of the ARPS auctions, EAD pays at the penalty rate of 150% of ‘AA’ 30-day commercial paper. AVK and PSY pay dividends at the greater of 125% of 30-day LIBOR or the sum of 30-day LIBOR plus 1.25%. The BPP W7 and the PHT TH7 ARP series pay dividends every 7 days at the penalty rate of 150% of ‘AA’ 7-day commercial paper.
10.	Note 5 — Fair Value Measurements, page 9: Please provide a reconciliation of the beginning and ending balances for your Level 3 inputs as required by paragraph 32(c) of SFAS No. 157.
Response: American acknowledges the comment and has provided a reconciliation of the beginning and ending balances for our assets measured at fair value using Level 3 inputs (i.e., our ARPS) as required by paragraph 32(c) of SFAS No. 157.
The following table provides a reconciliation of the beginning and ending fair values of our ARPS for the quarterly period ended March 31, 2009:

Beginning balance	$5,450,000
Transfers in (out) of Level 3	—
ARPS redemptions at par value	(200,000)
Net decrease in value	(250,000)

Ending balance	$5,000,000

We do not believe it is necessary to amend our Form 10-Q because (i) the above table’s information is already provided in narrative form in Notes 4 and 5 on pages 8 and 9 of the Form 10-Q for the quarterly period ended March 31, 2009 and (ii) SFAS No. 157 does not require the reconciliation to be in tabular form.
Engineering Comments:
Form 10-K for the year ended December 31, 2008:
11.
Production Volumes, Sales Prices and Production Costs, page 20: Approximately 13% of your production is natural gas liquids. However, we note that you do not provide an average price for this segment of your production. As the price for this product is significantly different from crude oil, please provide the price of natural gas liquids in future filings for as long as it is a material portion of your production stream.

Response: American will provide the price of natural gas liquids in future filings for as long as it is a material portion of our production stream.
12.
Information Regarding Proved Oil and Gas Reserves, page F-26: In your explanation of significant reserve changes in 2008 you indicate that you took negative reserve revision due to two Fetter gas wells which had high initial rates of production in late 2007 but only produced minimal volumes in 2008. We also note, however, that you added reserves at the end of 2008 for two Fetter gas wells drilled in 2008. Please tell us the following:

•	Cumulative gross production for the two wells drilled in late 2007 that only produced minimum volumes of production in 2008;

•	The gross reserves that you attributed to each of the Fetter wells drilled in 2008;

•	The current status and production rates for each of the two wells drilled in 2008;

•	The net interest that you have in each of the four wells;

•
Provide a production graph of production over time for each of the four wells with the future production forecast for the wells drilled in 2007 that was utilized at the end of 2007 included on the production graph for each of those two wells and for the two wells drilled in 2008 include the production forecast on each of their production graphs.

Response: American acknowledges the comment and provides the following information supplementally.
The two wells drilled in late 2007 were the Hageman 16-34H-R and the Wallis 6-23, referred to in the table below as Wells 7A and 7B, respectively. The two wells drilled in 2008 were the Hageman 11-22 and the Sims 7-25, referred to in the table below as Well 8A and 8B, respectively.

Well		7A	7B	8A	8B
	Note
Type		Horizontal	Vertical	Vertical	Vertical
American’s working interest		23.125%	23.065%	67.000%	69.375%
American’s net revenue interest	1	18.2688%	18.7682%	53.399%	55.2919%

Gross gas production (Mcf) — 2007	2,3	24,762	Note (3)	n/a	n/a
Gross gas production (Mcf) — 2008		22,009	33,553	53,610	0
Gross gas production (Mcf) — 2009 through 4/30/09		9,405	11,028	15,850	91,578

Gross gas production (Mcf) — Cumulative at 4/30/09		56,176	44,581	69,460	91,578

Gross NGL production (Bbls.) — 2007	3	1,729	Note (3)	n/a	n/a
Gross NGL production (Bbls.) — 2008		952	1,518	823	0
Gross NGL production (Bbls.) — 2009 through 4/30/09		396	436	643	3,772

Gross NGL production (Bbls.) — Cumulative at 4/30/09		3,077	1,954	1,466	3,772

Gross oil production (Bbls.) — 2007	3	831	Note (3)	n/a	n/a
Gross oil production (Bbls.) — 2008		786	1,863	2,897	0
Gross oil production (Bbls.) — 2009 through 4/30/09		269	278	738	4,151

Gross oil production (Bbls.) — Cumulative at 4/30/09		1,886	2,141	3,635	4,151

Gross Proved Reserves, EUR, 12/31/07, gas (Mcf)	4	1,805,249	1,220,815	n/a	n/a
Gross Proved Reserves, EUR, 12/31/08, gas (Mcf)	4	46,771	45,070	235,213	683,238
Gross Proved Reserves, EUR, 12/31/07, NGL (Bbls.)	4	97,015	67,051	n/a	n/a
Gross Proved Reserves, EUR, 12/31/08, NGL (Bbls.)	4	2,681	1,689	3,547	10,246
Gross Proved Reserves, EUR, 12/31/07, Oil (Bbls.)	4	89,384	61,041	n/a	n/a
Gross Proved Reserves, EUR, 12/31/08, Oil (Bbls.)	4	1,617	2,554	11,977	34,165
Ryder Scott production forecasts’ key parameters:	5
“As Of” Date for proved reserves		12/31/07	12/31/07	12/31/08	12/31/08
First month of production for Qi		Dec 2007	March 2008	Sept 2008	Jan 2009
Qi rate for natural gas (mcf/month)		90,000	62,000	24,983	38,000
Qi rate for crude oil (barrels/month)		4,500	3,100	1,249	1,900
Hyperbolic exponent ‘b’ for both oil and gas		1.2	1.2	1.3	1.3
Initial Decline Rate (annualized) for oil and gas		98.0%	98.0%	99.99%	98.0%
Minimum decline rate for oil and gas		6.0%	6.0%	8.0%	8.0%
Note 1: Net Revenue Interest excludes adjustments for shrinkage. In Ryder Scott’s reserve reports, (i) gross gas volumes are before shrinkage and (ii) net gas volumes are after shrinkage, reflecting for December 31, 2007 and December 31, 2008 reserves an 18.4% reduction and a 27.3% reduction, respectively, for surface losses and shrinkage (including processing losses).
Note 2: Well 7A’s drilling ended on 12/17/07. After completion, first production day was February 16, 2008 (when the well produced 2.13 mmcf of natural gas). In November 2007, the well’s maximum instantaneous gas production rate was 50 mmcf/day and maximum hourly rate was 11.8 mmcf/day, with total production while drilling of 18.7 mmcf. In December 2007, well’s maximum instantaneous gas production rate was 44.2 mmcf/day and maximum hourly rate was 9.7 mmcf/day, with 6.1 mmcf total production while drilling 17 days. Gross gas production of 24,762 mcf in 2007 is the sum of the gas produced in November and December 2007.

Note 3: For Well 7B, the Dakota formation was frac’d on December 24, 2007. After the frac, the well flowed back natural gas at rates from 0.5 mmcfd to 1.4 mmcfd. Cumulative on flowback was 4.62 mmcf of natural gas. Bridge plug was set above the Dakota, and the Mowry was frac’d on January 23, 2008, testing at rates of 2.4 mmcfd at end of January. The Dakota and Mowry zones were isolated under bridge plugs while the Frontier was completed and produced. Well 7B’s December 31, 2007 gross proved reserves in Ryder Scott’s reserve report were for the Dakota and Mowry formations. As of July 18, 2009, the Operator has recently drilled out the plugs, the well is now cleaning up, with commingling of the Frontier, Dakota and Mowry formations, with plans to complete the Niobrara formation and commingle production from all four formations.
Note 4: Gross Proved Reserves (Estimated Ultimate Recovery) are those of Ryder Scott Company L.P. in its February 15, 2008 and February 16, 2009 reserve reports to American., except EUR at December 31, 2008 is the sum of Ryder Scott’s proved reserve estimates as of December 31, 2008 plus cumulative gross production as of December 31, 2008 in the table above.
Note 5: Attached to this letter are, for Wells 7A and 7B, graphs of forecasted future oil and gas production as of 12/31/07 reflected in Ryder Scott’s February 15, 2008 report of proved reserves at December 31, 2007 and, for Wells 8A and 8B, the historical oil and gas production and forecasted oil and gas future production as of 12/31/08 reflected in Ryder Scott’s February 16, 2009 report of proved reserves at December 31, 2008. The historical productions for Wells 7A and 7B (summarized in the table above and in Notes 2 and 3 above) could not be adequately shown on the production graphs and are shown in the table and notes instead.
Current Status of Production Rates for the Two Wells Drilled in 2008: As of July 18, 2009, the Hageman 11-22 (Well 8A) and the Sims 7-25 are producing solely from the Frontier formation and averaged 99 mcf/d and 354 mcf/d, respectively, in the prior 10 days. Condensate yield approximates 50 bbls / 1 mmcf. Plans are to complete the Hageman 11-22 in the Niobrara formation and commingle with the Frontier production. No proved reserves were assigned for the Niobrara at December 31, 2008.
American acknowledges the following:
•	American is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or American’s changes to its filing disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	American may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or by any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any questions or require any further information regarding these matters. I can be reached at (303) 991-0173.
Sincerely,
/s/ Joseph B. Feiten
Joseph B. Feiten

Chief Financial Officer
(principal financial officer and principal accounting officer)

PRODUCTION HISTORY MATCH

WELL: HAGEMAN 16-34H-R YE2007 FORECAST	PRODUCING ZONE: FRONTIER
OPERATOR: NORTH FINN	
Field: FETTER Location: 033N-071W 34 SE SE	1ST. PROD: Dec-2007

10,000
1,000
100
10
1
MCF/D
1,000
100
10
1
0
B/D
Act Gas
Fst Gas
Act Oil
Fst Oil
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
Dec-26
Dec-27

Property #1

Print date: 21-Jul-09 8:48:51 AM

PRODUCTION HISTORY MATCH	
WELL: WALLIS 6-23 YE2007 DAKOTA/MOWRY FORECAST	PRODUCING ZONE: DAKOTA/MOWRY
OPERATOR: NORTH FINN	
Field: FETTER Location: 033N-071W 23 SENW	1ST. PROD: Mar-2008

10,000
1,000
100
10
1
MCF/D
1,000
100
10
1
0
B/D
Act Gas
Fst Gas
Act Oil
Fst Oil
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19
Mar-20
Mar-21
Mar-22
Mar-23
Mar-24
Mar-25
Mar-26
Mar-27
Mar-28

Property #2

Print date: 21-Jul-09 8:02:11 AM

PRODUCTION HISTORY MATCH

WELL: HAGEMAN 11-22 YE2008 FORECAST PRODUCING ZONE: FRONTIER

OPERATOR: NORTH FINN

Field: FETTER Location: 033N-071W 22 NESW 1ST. PROD: Sep-2008

10,000
1,000
100
10
1
MCF/D
1,000
100
10
1
0
B/D
Act Gas
Fst Gas
Act Oil
Fst Oil
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-14
Sep-15
Sep-16
Sep-17
Sep-18
Sep-19
Sep-20
Sep-21
Sep-22
Sep-23
Sep-24
Sep-25
Sep-26
Sep-27
Sep-28

Property #3

Print date: 20-Jul-09 8:23:53 AM

PRODUCTION HISTORY MATCH

WELL: SIMS 7-25 YE2008 FORECAST PRODUCING ZONE: FRONTIER

OPERATOR: NORTH FINN

Field: FETTER Location: 033N-071W 25 SW NE | 1ST. PROD: Jan-2009

10,000
1,000
100
10
1
MCF/D
1,000
100
10
1
0
B/D
Act Gas
Fst Gas
Act Oil
Fst Oil
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Jan-25
Jan-26
Jan-27
Jan-28
Jan-29

Property #4

Print date: 20-Jul-09 8:24:44 AM